Exhibit 99.1

Dr. Bruce Given notifies ICON that he will not seek a further term as Chairman of the Board

DUBLIN--(BUSINESS WIRE)--November 29, 2012--ICON plc. (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that Dr. Bruce Given, non-executive chairman of the board, has notified the company that it is his intention not to seek a second term as chairman when his current term expires on December 31st 2012. Dr. Given has served as ICON’s chairman since 1st January 2010 and has been a member of the company’s board of directors since 2004.

Dr. Given commented, “The time commitment for the chairman’s role was increasingly challenging given my operational responsibilities outside of ICON. Having overseen a very successful transition in the executive leadership of the company, new strategic alliances, as well as a return to strong growth in revenues and earnings, I believe the timing is right for me to relinquish the chair.”

On behalf of the board, Mr. Ciaran Murray, ICON CEO, commented, “I would like to thank Bruce for his leadership and support over the past three years in his role as chairman.”

The board of directors will now initiate a process to select a new chairman, from among its members, to be appointed with effect from January 1st 2013.

The information contained in this release is as of 29th November 2012. The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report for the fiscal year ended December 31, 2011 and in the forms filed with the US Securities and Exchange Commission, including the Forms 20-F, F-1, S-8 and F-3. ICON disclaims any intent or obligation to update these forward-looking statements.

About ICON plc:

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

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Sam Farthing
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